

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Race Rock Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Plaza - 14th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles R Bartels, Managing Director 617-318-4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles R Bartels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Race Rock Capital LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

2/19/2016



YOZEF PROVENSAL
Notary Public Commonwealth of Massachusetts
My Commission Expires October 28, 2022

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Race Rock Capital LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2015

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Race Rock Capital LLC

I have audited the accompanying financial statements of Race Rock Capital LLC (a Delaware Limited Liability Company) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Race Rock Capital LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Race Rock Capital LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Race Rock Capital LLC financial statements. The supplemental information is the responsibility of Race Rock Capital LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 19, 2016

RACE ROCK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current Assets		
Cash and cash equivalents	$	33,097
CRD Deposit		581
Prepaid expenses		6,750
Security deposit		19,762
Total Assets	$	60,190

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	12,285
Total Liabilities		12,285
Member Equity		
Member Equity		
Member Capital		19,500
Member Income		28,405
Total Member Equity		47,905
Total Liabilities and Member Equity	$	60,190

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES	
Fee income	$ 1,370,848
Other revenue	16,600
Interest income	7
	1,387,455
OPERATING EXPENSES	
Compensation	1,180,696
General & administrative	45,562
Occupancy	38,847
Technology & communiication	13,424
Professional fees	27,012
Travel & marketing	24,907
Regulatory fees	28,555
	1.359.003
Net Income	$ 28.452

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2015

Subordinated Liabilities at December 1, 2014	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2015

	Member Capital		Member Equity (Deficit)		Total	
Balance at December 1, 2014	$	19,500	$	(47)	$	19,453
Net Income				28,452		28,452
Balance at December 31, 2015	$	19,500	$	28,405	$	47,905

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	28,452
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Change in Operating Assets & Liabilities		
CDR Deposit		1,236
Prepaid Expense		(6,250)
Security deposit		(19,762)
Accounts Payable		6,410
Total adjustments		(18,366)
Net cash provided by operating activities		10,086
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		10,086
Cash and cash equivalents at beginning of year		23,011
Cash and cash equivalents at end of year	$	33,097

Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC
Notes To Financial Statements
December 31, 2015

1 Organization and Nature of Business

Race Rock Capital LLC (the Company) was organized in February 2010. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investor Protection Corporation-SIPC.

The Company provides third party marketing services to a select group of hedge funds and fund of funds. The Company focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2015. Company's cash is held by a major financial institution and was insured by Federal Deposit Insurance Corporation.

(d) Revenue Recognition

The Company recognizes revenue from fees in the period they are received. The Company identifies money managers and contracts with them via a fee sharing arrangement for facilitating investments with institutional investors.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of The Company's Sole Member. Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2015 and there are no open tax years prior to 2012. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2015.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) *Fair Value Measurements*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to operate under that portion of the rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2015, the Company had net capital of $20,611, which was $15,611 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.596 to 1.

3 Net Capital Requirements - *continued*

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 reserve requirements.

4 Concentrations and Economic Dependency

The Company's revenues are related to fee sharing arrangements as discussed in Note 2 above. There is no assurance of future revenues from these funds or individuals as the fee sharing arrangements can generally be terminated by either party by providing written notice to the other party.

Three funds accounted for approximately 52.8% of the fees received during the period.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2015. As of December 31, 2015, there were no cash or cash equivalent balances held in any accounts that were not fully insured.

5 Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash and cash equivalents	$ 33,097
Liabilities	
Accrued expenses	$ (12,285)

6 Operating Lease

The Company leases office space under a non-cancelable operating lease expiring March 31, 2018.

At December 31, 2015, the future minimum lease payments under the laese agreement were as follows:

2016 - $40,100

2017 - 40,100

2018 - 10,025

Rent expense for the year ended December 31, 2015 was $31,284.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2015 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other then as disclosed in Note 6 above) , no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

8 Related Party Transactions

The Company paid commissions in the amount of $534,832 to its managing director during the period. In addition the Company reimbursed the managing director for various overhead and travel expenses.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering. compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2015 the Company had implemented such policies and procedures.

10 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 19, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Race Rock Capital LLC

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Race Rock Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Race Rock Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Race Rock Capital LLC stated that Race Rock Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Race Rock Capital LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Race Rock Capital LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 19, 2016

RACE ROCK CAPITAL LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2015
Schedule I

NET CAPITAL

Member Equity (deficit)	$	28,405
Member Capital		19,500
Total Credits		47,905

Debits

Non-allowable		27,093
Haircuts		201
Total Debits		27,294
NET CAPITAL	$	20,611

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	818
Minimum capital requirement		5,000
Net capital in excess of requirements	$	15,611

Ratio of Aggregate Indebtedness to Net Capital	0.5960 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2015) as Amended on February 22, 2016

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	20,611
Net Capital, per above		20,611
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2015.

Race Rock Capital LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

YEAR ENDED December 31, 2015

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Race Rock Capital LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Race Rock Capital LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2015

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Race Rock Capital LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2015 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

Race Rock Capital LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2015

Race Rock Capital LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Race Rock Capital LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Charles Bartels, Managing Director of Race Rock Capital LLC, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Charles Bartels, Managing Director

RACE ROCK CAPITAL LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2015

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	12,285
Total Aggregate Indebtedness	$	12,285

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Race Rock Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Race Rock Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Rack Rock Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Race Rock Capital LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC General Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 19, 2016

RACE ROCK CAPITAL LLC
SIPC General Assessment Reconciliation
December 31, 2015

General Assessment Calculation

Total Revenue	$	1,370,848
Deductions		(81,522)
SIPC Net Operating Revenues		1,289,326
Rate		0.0025
General Assessment Due		3,223
Less Payments: SIPC 6		(940)
Plus: Interest		-
Remaining Assessment Due		2,283
Paid with SIPC 7 & SIPC 7 (Revised)		(1,744)
Balance Due (Overpayment)	$	539

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.